UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at May 1, 2008

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: May 5, 2008

Print the name and title of the signing officer under his signature.

      Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON ANNOUNCES BEST DRILL RESULTS TO DATE AT G-9 DEPOSIT:
5 metres grading 31% zinc in North Zone; 6 metres grading 20% zinc in Abajo Zone

May 1, 2008, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX: FAN; OTCBB: FRLLF) ("Farallon" or the "Company"), is pleased to provide an update on the ongoing core drilling program on the G-9 deposit at the Campo Morado polymetallic (zinc, copper, silver, gold, lead) project in Guerrero State, Mexico. Drilling in the North and Abajo zones has intersected the highest grades to date.

Three rigs are deployed to complete the current 35,000-metre surface drilling program. The program has two main objectives: to discover another G-9 style deposit and to increase and extend the resources around G-9.

To meet the first objective, one rig is drilling step out holes targeting the stratigraphic horizon that hosts the Abajo zone, discovered late last year. The Abajo zone is situated approximately 200 metres below the stratigraphic horizon that hosts the Reforma, El Rey, Naranjo, and El Largo deposits at Campo Morado, and its discovery has re-opened the entire area north of the San Raphael fault to further exploration. The initial results from this year's program are very promising: hole 718 intersected 8.75 metres grading 16.3% zinc, 1.71% copper and 1.99 g/t gold, including a 6-metre interval grading 20.11% zinc, 1.78% copper and 1.78 g/t gold. This is the highest grade intersection made so far at the Abajo zone.

Two drills are focused on increasing the resources at G-9. Two areas are being tested: northwest of the North zone and between the North and Southwest zones. This work has been very successful, intersecting the highest grades at Campo Morado to date: hole 709 encountered 12 metres grading 22.72% zinc, 2.39% copper and 2.66 g/t gold, including a 5-metre interval grading 31.10% zinc, 4.07% copper and 2.66 g/t gold.

The new results are from holes 700-722, drilled in the North and Abajo zones. Results are included in the Table of Assay Results - G-9 Deposit and hole locations are shown on the G-9 Drill Hole Location Map, both of which are attached. Highlights are tabulated below:

Drill Hole Number	Zone		From (metres)	To (metres)	Interval (metres)	Estimated True Width (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
709	North		498.30	510.30	12.00	11.95	3.75	334	2.39	1.41	22.72
709		Incl.	505.30	510.30	5.00	4.98	2.66	461	4.07	1.64	31.10
713	North		503.00	517.00	14.00	13.69	3.32	148	1.61	0.35	13.26
718	Abajo		407.25	416.00	8.75	8.17	1.99	167	1.71	0.75	16.30
718		Incl.	410.00	416.00	6.00	5.60	1.78	159	1.78	0.36	20.11
719	North		495.00	532.10	37.10	34.64	3.83	168	1.55	0.36	11.54

President and CEO Dick Whittington said: "It is our third year of drilling on the G-9 deposit and, even at this late stage, we are encountering our highest grades to date. These results are extremely encouraging for our exploration program, reaffirming the grade and tonnage potential of the North zone and showing new potential north of the San Raphael fault."

The in-house qualified person for the drilling program and selection of samples for metallurgical testwork at Campo Morado is Daniel Kilby, P.Eng., who has reviewed the contents of this release. ALS Chemex is the analytical laboratory for the project; sample preparation is done in Guadalajara, Mexico and analysis is done in Vancouver, BC. All samples are assayed for gold by fire assay fusion with a gravimetric or Atomic Absorption (AA) finish. Silver, copper, lead, zinc and 27 to 30 additional elements are determined for all samples by acid digestion, followed by an AA or ICP finish. Duplicates are analyzed by Acme Analytical Laboratories in Vancouver.

Farallon is advancing the G-9 deposit through a parallel track program. Exploration drilling is expanding and confirming the high-grade mineralization within the G-9 deposit, and mine planning and design, equipment acquisition and site preparation activities are also taking place with the goal of beginning production in July 2008.

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS
/s/ J.R.H. Whittington
J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.

  TABLE OF ASSAY RESULTS - G-9 DEPOSIT - MAY 1, 2008

Drill Hole Number	Zone		From (metres)	To (metres)	Interval (metres)	Estimated True Width (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
700	North		385.00	386.05	1.05	1.04	0.69	245	1.98	1.38	13.55
700			563.10	565.25	2.15	2.11	1.84	177	5.98	0.44	2.18
700			579.62	582.40	2.78	2.76	1.11	81	0.67	0.82	3.43
702	North		511.00	513.00	2.00	1.97	0.29	10	0.51	0.02	4.04
704			508.00	509.00	1.00	0.87	0.00	6	0.40	0.02	4.47
709	North		480.30	486.30	6.00	5.98	0.56	50	0.74	0.57	5.56
709			490.30	494.30	4.00	3.98	2.88	143	1.48	0.80	5.52
709			498.30	510.30	12.00	11.95	3.75	334	2.39	1.41	22.72
709		Incl.	505.30	510.30	5.00	4.98	2.66	461	4.07	1.64	31.10
711	North		522.20	528.20	6.00	5.85	1.81	90	0.81	0.81	3.43
711			535.00	538.00	3.00	2.92	1.94	108	0.72	0.67	3.23
713	North		488.00	492.00	4.00	3.91	2.63	264	3.00	3.15	7.28
713			503.00	517.00	14.00	13.69	3.32	148	1.61	0.35	13.26
718	Abajo		407.25	416.00	8.75	8.17	1.99	167	1.71	0.75	16.30
718		Incl.	410.00	416.00	6.00	5.60	1.78	159	1.78	0.36	20.11
719	North		495.00	532.10	37.10	34.64	3.83	168	1.55	0.36	11.54
721	North		562.20	564.20	2.00	1.93	4.66	225	0.43	1.66	4.90
722	North		545.50	556.50	11.00	10.52	2.52	98	0.56	0.80	2.74
722			598.50	600.50	2.00	1.91	3.24	130	0.40	1.17	5.61
No significant intersections in holes 701, 703, 705-708, 710, 712, 717 and 720. Holes 714-716 were drilled for engineering purposes outside of the G-9 area and were not assayed.

378400 mE
378600 mE
378800 mE
379000 mE
379200 mE
2011800 mN
2011600 mN
2011400 mN
2011200 mN
2011000 mN
2010800 mN
N
San Raphael Fault
Abajo Zone
North Zone
Southeast Fault
G9
Southeast Zone
700
701
702
703
704
705
706
707
708
709
710
711
712
713
717
718
719
720
721
722
Massive Sulphide Thickness
Units: metres
25
10
5
1
0
100
200
metres
LEGEND
New Drill Hole Results
Drill Hole Previously Announced
Gravity Anomaly
Drill Trace with hole bottom & number
594

CAMPO MORADO - G9

Drill Hole Location Map